FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For April 28, 2008

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated April 28, 2008

2.

Material Change Report dated April 28, 2008 (re: April 28 /08 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  April 28, 2008

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

PETAQUILLA ANNOUNCES US $60 MILLION SENIOR SECURED NOTES FINANCING

- NOT FOR DISTRIBUTION IN THE UNITED STATES OR FOR

DISSEMINATION TO OR THROUGH US NEWSWIRE SERVICES -

Vancouver, BC – April 28, 2008:  Petaquilla Minerals Ltd. (the “Company”) is pleased to announce that, subject to regulatory approval, it has negotiated a Senior Secured Notes financing of up to US$60,000,000.  The Company will issue Units, each Unit consisting of a Senior Secured Note in the principal amount of US$1,000 (a “Note”) of the Company and a warrant (a “Warrant”) to purchase 315 common shares in the capital of the Company (a “Warrant Share”).  Each Warrant entitles the holder to purchase one Warrant Share at the price of $3.00 for a period of three years.  The Notes and the Warrants will be transferable, subject to compliance with United States and Canadian applicable securities laws.

The Warrants will contain a Put Option provision under which the Warrant holders will be entitled to cause the Company to repurchase the Warrants at a price of $0.40 per Warrant if, for the 20 consecutive trading days immediately preceding the expiry of the Warrants, the volume weighted average trading price of the Company’s common shares is less than $3.00.  The Warrants shall be callable at the option of the Company if the volume weighted average trading price of the Company’s shares exceeds $6.00 for 20 consecutive trading days, in which event, the Company shall have the right to give notice to each warrant holder requiring the exercising of the Warrants within a 30 day period.

The Notes will mature five years from date of issuance; provided however that in the event of a change of control of the Company, the Notes shall be immediately due and payable.  After 30 months from the date of issuance of a Note, a holder of a Note shall have the right to cause the Corporation to purchase all of its Notes then outstanding at a price equal to the principal amount of such Notes to be purchased, together with accrued and unpaid interest on the principal amount of the Notes.

The Notes will bear interest at an annual rate of fifteen percent (15%), in which the first six months shall be prepaid in full at the time of issuance of the Note.  All interest payments will be grossed up for Canadian withholding tax, if any.

The indebtedness represented by the Notes will be senior to all other indebtedness of the Company.

The Notes will be secured by all of the assets of the Company and shall be senior to all other security interests granted by the Company.  The Notes will be guaranteed, on a joint and several basis, by the Company’s three wholly owned subsidiaries: Adrian Resources (BVI) Ltd., Petaquilla Minerals, S.A. and Petaquilla Gold, S.A. (collectively, the “Guarantors”).  The guarantees will be secured by all of the assets of the Guarantors and shall be senior to all other security interests granted by the Guarantors.

The Offering is conditional upon, among other things, the Company obtaining all necessary regulatory and TSX approvals.

Each Investor in the United States or who is a “U.S. person,” as such term is defined in Regulation S in the U.S. Securities Act of 1933, as amended (the “Securities Act”), must be an institutional “accredited investor” that satisfies one of the criteria set forth in Rule 501 (a) (1), (2), (3) or (7) of Regulation D under the Securities Act or an “accredited investor”, as defined in Canadian National Instrument 45-106.

The Company will pay the agent upon closing of the Financing, a 4% cash commission on the gross proceeds raised by the agent on the offering and issue to the agent 4% of the number of Warrants issued on each closing.  The warrants issued to the agent shall have the same terms and conditions as the Warrants issued to the purchasers of the Notes.

The proceeds of the private placement will be used for the completion of the Molejon Gold Mine in Panama and for working capital.

The offered securities have not been and will not be registered under the US Securities Act of 1933, as amended (the “US Securities Act”), or applicable state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, “US Persons”, as such term is defined in Regulation S under the US Securities Act, absent registration thereunder or in transactions exempt from such registration requirements.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Renmark Financial Communications

Jason Roy:  jroy@renmarkfinancial.com

Victoria Stepanova:  vstepanova@renmarkfinancial.com

Phone: (514) 939-3989

www.renmarkfinancial.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
 THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”) 410 - 475 West Georgia Street

Vancouver, British Columbia V6B 4M9

Item 2.

Date of Material Change

April 28, 2008

Item 3.

News Release

The Company’s news release dated April 28, 2008, was disseminated by Marketwire, Incorporated on April 28, 2008.

Item 4.

Summary of Material Change

The Company announced that, subject to regulatory approval, it has negotiated a Senior Secured Notes financing of up to US$60,000,000.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated April 28, 2008

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer” Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact Telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

PETAQUILLA ANNOUNCES US $60 MILLION SENIOR SECURED NOTES FINANCING

- NOT FOR DISTRIBUTION IN THE UNITED STATES OR FOR

DISSEMINATION TO OR THROUGH US NEWSWIRE SERVICES -

Vancouver, BC – April 28, 2008:  Petaquilla Minerals Ltd. (the “Company”) is pleased to announce that, subject to regulatory approval, it has negotiated a Senior Secured Notes financing of up to US$60,000,000.  The Company will issue Units, each Unit consisting of a Senior Secured Note in the principal amount of US$1,000 (a “Note”) of the Company and a warrant (a “Warrant”) to purchase 315 common shares in the capital of the Company (a “Warrant Share”). Each Warrant entitles the holder to purchase one Warrant Share at the price of $3.00 for a period of three years.  The Notes and the Warrants will be transferable, subject to compliance with United States and Canadian applicable securities laws.

The Warrants will contain a Put Option provision under which the Warrant holders will be entitled to cause the Company to repurchase the Warrants at a price of $0.40 per Warrant if, for the 20 consecutive trading days immediately preceding the expiry of the Warrants, the volume weighted average trading price of the Company’s common shares is less than $3.00.  The Warrants shall be callable at the option of the Company if the volume weighted average trading price of the Company’s shares exceeds $6.00 for 20 consecutive trading days, in which event, the Company shall have the right to give notice to each warrant holder requiring the exercising of the Warrants within a 30 day period.

The Notes will mature five years from date of issuance; provided however that in the event of a change of control of the Company, the Notes shall be immediately due and payable.  After 30 months from the date of issuance of a Note, a holder of a Note shall have the right to cause the Corporation to purchase all of its Notes then outstanding at a price equal to the principal amount of such Notes to be purchased, together with accrued and unpaid interest on the principal amount of the Notes.

The Notes will bear interest at an annual rate of fifteen percent (15%), in which the first six months shall be prepaid in full at the time of issuance of the Note.  All interest payments will be grossed up for Canadian withholding tax, if any.

The indebtedness represented by the Notes will be senior to all other indebtedness of the Company.

The Notes will be secured by all of the assets of the Company and shall be senior to all other security interests granted by the Company.  The Notes will be guaranteed, on a joint and several basis, by the Company’s three wholly owned subsidiaries: Adrian Resources (BVI) Ltd., Petaquilla Minerals, S.A. and Petaquilla Gold, S.A. (collectively, the “Guarantors”).  The guarantees will be secured by all of the assets of the Guarantors and shall be senior to all other security interests granted by the Guarantors.

The Offering is conditional upon, among other things, the Company obtaining all necessary regulatory and TSX approvals.

Each Investor in the United States or who is a “U.S. person,” as such term is defined in Regulation S in the U.S. Securities Act of 1933, as amended (the “Securities Act”), must be an institutional “accredited investor” that satisfies one of the criteria set forth in Rule 501 (a) (1), (2), (3) or (7) of Regulation D under the Securities Act or an “accredited investor”, as defined in Canadian National Instrument 45-106.

The Company will pay the agent upon closing of the Financing, a 4% cash commission on the gross proceeds raised by the agent on the offering and issue to the agent 4% of the number of Warrants issued on each closing.  The warrants issued to the agent shall have the same terms and conditions as the Warrants issued to the purchasers of the Notes.

The proceeds of the private placement will be used for the completion of the Molejon Gold Mine in Panama and for working capital.

The offered securities have not been and will not be registered under the US Securities Act of 1933, as amended (the “US Securities Act”), or applicable state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, “US Persons”, as such term is defined in Regulation S under the US Securities Act, absent registration thereunder or in transactions exempt from such registration requirements.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Renmark Financial Communications

Jason Roy:  jroy@renmarkfinancial.com

Victoria Stepanova:  vstepanova@renmarkfinancial.com

Phone: (514) 939-3989

www.renmarkfinancial.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
 THE INFORMATION CONTAINED HEREIN.